UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G1466B103

(CUSIP Number)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00687D101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 3,966,169
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 3,799,172
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,966,169
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 12.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer

Borqs Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Tower A, Building B23

Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District

Beijing, 100015

China

Item 2.

(a)	Name of Person(s) Filing

Intel Corporation (“Intel”)

(b)	Address of Principal Business Office or, if none, Residence

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Ordinary Shares, no par value

(e)	CUSIP Number

G1466B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting Power		Number of Shares With Shared Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned
Intel Corporation	0	3,966,169	*	3,799,172	*	3,966,169	*	12.9	%**

*	On August 18, 2017, Borqs Technologies, Inc. (f/k/a Pacific Special Acquisition Corp.) (the “Issuer”) issued 3,799,172 ordinary shares, no par value (“Ordinary Shares”), to Intel Capital Corporation (“Intel Capital”), a Delaware corporation and a wholly owned subsidiary of Intel, pursuant to terms of that certain Merger Agreement, dated December 27, 2016 and amended on May 10, 2017 and June 29, 2017 (as amended, the “Merger Agreement”), providing for the merger of the Issuer’s wholly-owned subsidiary, PAAC Merger Subsidiary Limited with and into Borqs International Holding Corp (“Borqs International”), with Borqs International as the surviving entity and wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement and an escrow agreement entered into in connection with the closing of the merger, the Issuer issued certain Ordinary Shares to an escrow agent to be held in an indemnity escrow account, and Intel Capital, under certain circumstances, may be entitled to receive up to a maximum of 166,997 additional Ordinary Shares upon release of the escrowed shares. Intel Capital has the right to vote or direct the vote of that number of Ordinary Shares in the indemnity escrow account, and such shares are considered beneficially owned by Intel Capital. Pursuant to the Merger Agreement and escrow agreement, Intel Capital also may be entitled to receive up to a maximum of 416,803 additional Ordinary Shares if the Issuer’s adjusted net income (as defined in the Merger Agreement) for the period between July 1, 2017 and June 30, 2017 is greater than $18,000,000. Such potential earnout shares are not included in the share numbers set forth above. Intel’s right to receive additional Ordinary Shares pursuant to such indemnification provisions and earnout provisions in accordance with the Merger Agreement and the escrow agreement became fixed and irrevocable on August 18, 2017, the effective date of the merger. Intel (the Reporting Person) does not directly own any Ordinary Shares; however, by reason of provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Intel is deemed to beneficially own the Ordinary Shares that are owned directly by Intel Capital, its wholly owned subsidiary.

**	Based on 30,804,651 Ordinary Shares of the Issuer outstanding as of August 22, 2017, as confirmed by the Issuer in written correspondence to Intel.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

INTEL CORPORATION

By: /s/ Susie Giordano
Name: Title:	Susie Giordano Corporate Vice President and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Susie Giordano and Steven R. Rodgers, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of August 7, 2017.

INTEL CORPORATION

By:	/s/Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer